Exhibit 23.3

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Post Effective Amendment No. 1 to the Registration Statement (Form S-3 No. 333-231720) and related Prospectus of RenaissanceRe Holdings Ltd. for the registration of up to $1,250,000,000 aggregate offering price of its common shares, preference shares, depositary shares, debt securities, warrants, share purchase contracts and share purchase units and to the incorporation by reference therein of our reports dated February 7, 2020, with respect to the consolidated financial statements, financial statement schedules, and the effectiveness of internal control over financial reporting of RenaissanceRe Holdings Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2019, filed with the Securities and Exchange Commission.

/s/ Ernst & Young, Ltd.

Hamilton, Bermuda

June 02, 2020